UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2*)

Trident Brands, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89616C201

(CUSIP Number)

Heather Crawford

Fengate Capital Management Ltd.

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

(905) 491-6599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐**

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,529,267.44[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,529,267.44[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,529,267.44[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 40.4%[1,2]
14.	Type of Reporting Person (See Instructions) PN

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of September 12, 2017, were convertible into 18,717,381 shares of common stock.
2	Based on 34,534,719 shares outstanding, per Exhibit 10.1 to Form 8-K filed September 15, 2015, plus 18,717,381 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,529,267.44[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,529,267.44[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,529,267.44[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 40.4%[1,2]
14.	Type of Reporting Person (See Instructions) CO

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of September 12, 2017, were convertible into 18,717,381 shares of common stock.
2	Based on 34,534,719 shares outstanding, per Exhibit 10.1 to Form 8-K filed September 15, 2015, plus 18,717,381 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,529,267.44[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,529,267.44[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,529,267.44[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 40.4%[1,2]
14.	Type of Reporting Person (See Instructions) IA/CO

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of September 12, 2017, were convertible into 18,717,381 shares of common stock.
2	Based on 34,534,719 shares outstanding, per Exhibit 10.1 to Form 8-K filed September 15, 2015, plus 18,717,381 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201

Item 1. Security and Issuer

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 2”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Fengate Trident LP, Fengate Trident GP Inc., and Fengate Capital Management Ltd. (collectively, the “Reporting Persons”) on May 8, 2017 (the “Initial Schedule 13D”), and the Amended Schedule 13D filed by the Reporting Persons on September 14, 2017 (Amendment 1”) in connection with the parties and matters referenced therein and herein, with respect to the Common Stock, $.001 par value (the “Common Stock”) of Trident Brands, Inc. (the “Issuer”). This Schedule 13D is being filed as a result of the events described in Item 4 below. Any capitalized terms used and not defined in this Amendment 2 shall have the meanings set forth in the Initial Schedule 13D and/or Amendment 1. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock reported in this Amendment 2 was issued to the Reporting Persons in consideration for the Notes, as defined below. The Notes’ outstanding principal amount was $511,141.17 and the total accrued but unpaid interest on the Notes was $94,526.11, as of September 12, 2017. None of the shares of Common Stock were acquired on margin, or otherwise using borrowed funds or pursuant to any loan or credit arrangement.

Item 4. Purpose of Transaction

The Common Stock has been acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities, and has not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect. From time to time the Reporting Persons may acquire additional securities of the Issuer, or sell securities of the Issuer.

On January 22, 2016, in connection with an investment in Mycell Technologies LLC, a New Jersey limited liability company (“Mycell”), Mycell issued to LPF (MCTECH) Investment Corporation (“MCTECH”) a certain convertible promissory note (the “Note”) dated January 22, 2016, pursuant to a Note Purchase Agreement dated January 22, 2016 (the “NPA”). In addition, MCTECH acquired certain additional convertible promissory notes dated February 5, 2016, and May 19, 2016, respectively, issued in accordance with the terms of the NPA (the “Additional Notes” and, together with the Note, the “Notes”). The Notes’ total outstanding principal amount as of September 12, 2017, was $511,141.17 and the total accrued but unpaid interest on the Notes as of September 12, 2017, was $94,526.11.

On April 28, 2017, MCTECH, the Reporting Persons, and certain other parties, as part of a restructuring of the MCTECH’s invested assets, entered into a General Transfer and Assignment Agreement, pursuant to which the Notes, and the NPA and certain other related agreements and documents (collectively the “Note Documents”), were, through a series of simultaneous transactions, transferred to Fengate Trident LP. A copy of the General Transfer and Assignment Agreement is attached as Exhibit 99.4 to the Initial Schedule 13D and is incorporated by reference herein and as Exhibit 99.2 to this Amendment 2.

On September 12, 2017, the Reporting Persons and the Issuer, entered into a Note Purchase Agreement (the “New Note Purchase Agreement”), pursuant to which the Notes and the Note Documents were purchased by the Issuer in consideration for 811,886.44 shares of Common Stock of the Issuer. A copy of the New Note Purchase Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Trident Brands Inc. on September 15, 2017, and is incorporated by reference herein and as Exhibit 99.3 to this Amendment 2.

As of the date of this Amendment 2, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the issuer; (v) any other material change in the issuer’s business or corporate structure; (vi) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

CUSIP No. 89616C201

Item 5. Interest in Securities of the Issuer

(a)-(b)	Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person.

(c)	Other than as reported herein, in the sixty days prior to the date of filing of this Amendment 2, the Reporting Persons have engaged in no other transactions in the Issuer’s Common Stock.

(d)	Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on in this Amendment 2.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters discussed in this Amendment 2, the Initial Schedule 13D, Amendment 1 and/or any exhibits thereto or hereto, there are no contracts, arrangements or understandings among the Reporting Persons or with any other persons with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	–	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2	–	General Transfer And Assignment Agreement dated April 28, 2017, (incorporated by reference to Exhibit 99.4 to the Initial Schedule 13D filed by Reporting Persons on May 8, 2017).

Exhibit 99.3	–	Note Purchase Agreement dated September 12, 2017, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trident Brands Inc. on September 15, 2017).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 18th day of September, 2017

Fengate Trident LP

/s/ Heather Crawford
Heather Crawford
Secretary of Fengate Trident GP, the General Partner of Fengate Trident LP

Fengate Trident GP Inc.

/s/ Heather Crawford
Heather Crawford
Secretary

Fengate Capital Management Ltd.

/s/ Heather Crawford
Heather Crawford
Secretary

CUSIP No. 89616C201

SCHEDULE I

Executive officers and directors of Fengate Trident GP, Inc.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, Director
George Theodoropoulos	Vice President, Director
Marco DiCarlantonio	Vice President, Director
Heather Crawford	Secretary

SCHEDULE II

Executive officers and directors of Fengate Capital Management Ltd.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, CEO, Treasurer, Director
George Theodoropoulos	Managing Director, Infrastructure, Director
Marco DiCarlantonio	Executive Director, Director
John Bartkiw	Managing Director - Real Estate, Director
Heather Crawford	Secretary
Pranav Pandya	CFO

CUSIP No. 89616C201

Index to Exhibits

Exhibit 99.1	–	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2	–	General Transfer And Assignment Agreement dated April 28, 2017, (incorporated by reference to Exhibit 99.4 to the Initial Schedule 13D filed by Reporting Persons on May 8, 2017).

Exhibit 99.3	–	Note Purchase Agreement dated September 12, 2017, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trident Brands Inc. on September 15, 2017).